Supplemental Material for Financial Results for FY2016 (Unconsolidated)

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	FY2015					FY2016					FY2017
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	Forecast 12 months (’16/4-’17/3)*
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	783	815	765	822	3,186	748	813	805	806	3,172	3,250
Overseas Vehicle Production (thousands of units)	1,443	1,445	1,473	1,402	5,762	1,432	1,440	1,473	1,413	5,758	5,800
Domestic Vehicle Retail Sales (thousands of units)	319	378	340	429	1,466	335	370	364	419	1,488	1,600
Exports Vehicle Sales (thousands of units)	428	471	460	425	1,784	418	449	476	416	1,759	1,800
North America	180	180	186	175	721	184	209	192	187	772	790
Europe	56	66	56	72	250	43	37	67	60	207	250
Asia	55	58	53	42	208	52	57	64	52	225	250
Central and South America	11	14	12	12	49	11	10	10	10	41	50
Oceania	32	41	40	33	146	34	37	38	30	139	150
Africa	16	19	17	13	65	18	16	11	10	55	60
Middle East	77	91	94	76	338	74	82	92	65	313	250
Other	1	2	2	2	7	2	1	2	2	7
Net Revenues (billions of yen)	2,603.2	2,784.5	2,910.9	2,910.7	11,209.4	2,772.1	2,932.9	3,080.1	2,800.6	11,585.8	11,200.0
Domestic	837.6	872.5	837.9	987.1	3,535.2	868.0	935.7	909.1	1,007.6	3,720.6
Exports	1,765.5	1,911.9	2,072.9	1,923.5	7,674.1	1,904.1	1,997.1	2,170.9	1,793.0	7,865.2
Operating Income (billions of yen)	297.0	289.4	355.6	328.5	1,270.6	382.9	443.4	325.3	250.3	1,402.1	560.0
(Operating Income Ratio) (%)	(11.4)	(10.4)	(12.2)	(11.3)	(11.3)	(13.8)	(15.1)	(10.6)	(8.9)	(12.1)	(5.0)
Ordinary Income (billions of yen)	577.9	541.0	649.4	356.6	2,125.1	671.5	740.6	617.3	254.6	2,284.0	1,390.0
(Ordinary Income Ratio) (%)	(22.2)	(19.4)	(22.3)	(12.3)	(19.0)	(24.2)	(25.3)	(20.0)	(9.1)	(19.7)	(12.4)
Net Income (billions of yen)	465.1	436.1	574.9	214.4	1,690.6	542.6	609.6	521.7	136.4	1,810.3	1,200.0
(Net Income Ratio) (%)	(17.9)	(15.7)	(19.8)	(7.4)	(15.1)	(19.6)	(20.8)	(16.9)	(4.9)	(15.6)	(10.7)
R&D Expenses (billions of yen)	213.6	213.6	224.0	234.9	886.2	230.2	227.8	237.1	228.2	923.4	950.0
Depreciation Expenses (billions of yen)	41.8	39.9	39.1	38.3	159.3	45.7	46.4	46.8	44.9	184.0	230.0
Capital Expenditures (billions of yen)	31.5	37.0	42.7	119.7	231.1	50.0	59.1	66.2	113.6	289.1	330.0

Analysis of Unconsolidated Net Income for FY2016 (billions of yen, approximately)	4Q (2016/1-3)	12 months (’15/4-’16/3)
Effects of Marketing Activities	-50.0	-170.0
Effects of Changes in Exchange Rates	-70.0	265.0
Cost Reduction Efforts	85.0	230.0
From Engineering	80.0	220.0
From Manufacturing and Logistics	5.0	10.0
Increases in Expenses, etc.	-45.0	-195.0
Other	1.8	1.4
(Changes in Operating Income)	-78.2	131.4
Non-operating Income	-23.8	27.5
Income Taxes, etc.	24.0	-39.2
(Changes in Net Income)	-78.0	119.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period, excluding repurchases made to avoid dilution of shares)
(Note 6)	Number of common shares cancelled
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 8)	Excludes financial subsidiaries
*	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

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